Peter Sayre Senior Vice President and Principal Accounting Officer 100 Mulberry Street, Newark NJ 07102-2917 Tel 973 802-6309 Fax 973 802-9065

June 16, 2011

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, DC 20549

RE:	Prudential Financial, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 001-16707

Dear Mr. Rosenberg:

We received your letter dated June 2, 2011, addressed to Richard J. Carbone, setting forth comments of the staff of the Securities and Exchange Commission (the “Commission”) on our April 27, 2011 response to the Commission’s April 13, 2011 letter on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”). For your convenience, we have included the staff’s comments below along with our responses.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

2. Significant Accounting Policies and Pronouncements

Investments and Investment-Related Liabilities, page 268

1.	Refer to your response to comment one. Please provide us an analysis supporting your belief that a limited partnership interest is not an equity security as defined in ASC 320-10-20. Also, provide us support for your observation that there is “diversity in practice on this topic amongst other insurance companies that are public registrants.”

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

June 16, 2011

Response:

The Company initially reviewed the guidance in ASC 944-325-30-1 and 944-325-35-1 which describes the application by insurance companies of the Fair Value Method to investments in equity securities; however, equity securities are not defined within this guidance. Accordingly, the Company reviewed ASC 320-10-20, which provides the definitions of an equity security and a security, respectively, as follows:

Equity Security

Any security representing an ownership interest in an entity (for example, common, preferred, or other capital stock) or the right to acquire (for example, warrants, rights, and call options) or dispose of (for example, put options) an ownership interest in an entity at fixed or determinable prices. The term equity security does not include any of the following:

a.	Written equity options (because they represent obligations of the writer, not investments)

b.	Cash-settled options on equity securities or options on equity-based indexes (because those instruments do not represent ownership interests in an entity)

c.	Convertible debt or preferred stock that by its terms either must be redeemed by the issuing entity or is redeemable at the option of the investor.

Security

A share, participation, or other interest in property or in an entity of the issuer or an obligation of the issuer that has all of the following characteristics:

a.	It is either represented by an instrument issued in bearer or registered form or, if not represented by an instrument, is registered in books maintained to record transfers by or on behalf of the issuer.

b.	It is of a type commonly dealt in on securities exchanges or markets or, when represented by an instrument, is commonly recognized in any area in which it is issued or dealt in as a medium for investment.

c.	It either is one of a class or series or by its terms is divisible into a class or series of shares, participations, interests, or obligations.

The Company believes that a limited partnership interest does not meet the above definition of a security. The Company believes a limited partnership interest is “a share, participation, or other interest in property or in an entity of the issuer…,” but the Company does not believe it is a security because it does not meet all three of the above criteria, as follows:

a)	The Company believes it is an instrument that is not issued in bearer or registered form.

b)	The Company believes it is not a type of interest that is commonly dealt in on securities exchanges or markets; it generally cannot be readily sold due to limitations of the underlying partnership agreement.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

June 16, 2011

c)	The Company believes that its investment is generally represented as a percentage interest, but it is not one of a class or series or by its terms is divisible into a class or series of shares, participations, interests or obligations. Generally, any divisibility of its interest would be limited by the terms of the underlying partnership agreement.

Overall, the Company believes the operation of a limited partnership interest is different than that of an equity security based on the nature of the underlying partnership agreement as it relates to contributions/distributions, allocation of earnings and distributions and other common features of partnership arrangements.

While the Company did not base its accounting policy for limited partnership interests on the practices of other public registrants, the Company reviewed the filings of several other major insurance companies that are public registrants and observed the following:

•	some accounted for these investments as limited partnerships and utilized the cost method (consistent with the Company),

•	some accounted for these investments as limited partnerships and utilized the equity method, and

•

some accounted for these investments utilizing the Fair Value Method (i.e. they reported the investments at fair value with changes in fair value recognized within accumulated other comprehensive income).

*    *    *    *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at 973-802-6309 if you have any questions about this response letter.

Very truly yours,

/s/ Peter Sayre

Peter Sayre
Senior Vice President and Principal Accounting Officer

Copies to:	Richard J. Carbone
Susan L. Blount